Filed Pursuant to Rule 433

Registration No. 333-131369

Subject to Completion

Preliminary Term Sheet dated March 26, 2008

Units
Accelerated Return Notes℠
Linked to the Dow Jones BRIC 50 Index℠ Due July , 2009
$10 principal amount per unit
Pricing Supplement/Term Sheet No. 136

Expected Pricing Date*	April , 2008
Settlement Date*	May , 2008
Maturity Date*	July , 2009
CUSIP No.	

AB Svensk Exportkredit (Swedish Export Credit Corporation)

Accelerated Return Notes℠

- *3-to-1 upside exposure, subject to a cap of 24% to 28%*
- *A maturity of approximately 14 months*
- *1-to-1 downside exposure, with no downside limit*
- *No periodic interest payments*
- *No listing on any securities exchange*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page P4 of product supplement ARN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in April or May 2008, the settlement date may occur in April or May 2008 and the maturity date may occur in June or July 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Dow Jones” and “Dow Jones BRIC 50” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and SEK is an authorized sublicense. The Notes based on the Dow Jones BRIC 50 Index are not sponsored, endorsed, sold or promoted by Dow Jones.

Merrill Lynch & Co.

April     , 2008

Summary

The Accelerated Return NotesSM Linked to the Dow Jones BRIC 50 IndexSM due July     , 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones BRIC 50 IndexSM (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes

Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 26%, the midpoint of the range of 24% and 28%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 655.97, the closing level of the Index on March 14, 2008, and a Capped Value of $12.60, the midpoint of the range of $12.40 and $12.80.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 655.97

Hypothetical Ending Value: 524.78

$10 ×	(524.78)	= $	8.00
655.87

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 655.97

Hypothetical Ending Value: 688.77

$10 +	($30	×	(688.77 - 655.97))	= $	11.50
655.97

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 655.97

Hypothetical Ending Value: 787.16

$10 +	($30	×	(787.16 - 655.97))	= $	15.40
655.97

Payment at maturity (per unit) = $12.60        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 655.97 (the closing level of the Index on March 14, 2008) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.45% per annum, as more fully described below.

The table below assumes a Capped Value of $12.60, the midpoint of the range of $12.40 and $12.80.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
327.99	-50.00%	$5.00	-50.00%	-51.40%	-49.67%
393.58	-40.00%	$6.00	-40.00%	-39.32%	-37.69%
459.18	-30.00%	$7.00	-30.00%	-28.35%	-26.78%
524.78	-20.00%	$8.00	-20.00%	-18.24%	-16.72%
590.37	-10.00%	$9.00	-10.00%	-8.83%	-7.35%
603.49	-8.00%	$9.20	-8.00%	-7.02%	-5.55%
616.61	-6.00%	$9.40	-6.00%	-5.23%	-3.76%
629.73	-4.00%	$9.60	-4.00%	-3.47%	-2.00%
642.85	-2.00%	$9.80	-2.00%	-1.72%	-0.27%
655.97 (3)	0.00%	$10.00	0.00%	0.00%	1.45%
669.09	2.00%	$10.60	6.00%	5.06%	3.15%
682.21	4.00%	$11.20	12.00%	9.95%	4.83%
695.33	6.00%	$11.80	18.00%	14.70%	6.50%
708.45	8.00%	$12.40	24.00%	19.31%	8.14%
721.57	10.00%	$12.60 (4)	26.00%	20.82%	9.77%
787.16	20.00%	$12.60	26.00%	20.82%	17.67%
852.76	30.00%	$12.60	26.00%	20.82%	25.20%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 17, 2008 to May 17, 2009, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.45% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on March 14, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.60 (the midpoint of the range of $12.40 and $12.80).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Exchange rate movements may impact the value of the Notes.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks underlying the Index by Merrill Lynch and its affiliates may affect your return.

▪	Your return may be affected by factors affecting the international securities markets.

▪	Merrill Lynch may do business with underlying companies.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪	You are willing to accept that a trading market is not expected to develop for the Notes.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 24% and 28%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

The Index was introduced by Dow Jones in June 2006. The stocks underlying the Index (the “Underlying Stocks”) are selected, as described below, from the stocks included in the DJGI country indexes for Brazil, Russia and India and from a subset of the Dow Jones China Offshore Index comprising H shares, U.S. listed shares and ADRs. These country indexes cover approximately 95% of the underlying float-adjusted market capitalization of these markets. Stocks are selected from these country indexes for inclusion in the Index on the basis of size and liquidity, and with the objective of optimizing the factors of greatest importance in an investable index: liquidity, turnover rate, transaction costs and tracking error against the broad-market benchmark.

The Index was first published in June 2006. The following graph sets forth the hypothetical historical month-end closing levels of the Index from December 2002 through June 2006 as reported by Bloomberg based on historical levels of the Underlying Stocks and actual historical date from June 2006 through February 2008. The hypothetical levels through June 2006 are based on back-testing (calculations of how the Index might have performed in the past if it had existed). Back-tested performance does not represent, and should not be interpreted as, an indication of actual performance. Historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On March 14, 2008, the closing level of the Index was 655.97.

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones as stated in these sources and these policies are subject to change at the discretion of Dow Jones. SEK and MLPF&S have not independently verified the accuracy or completeness of that information.

Index Basics

•	The base date for the Index is December 31, 2002, and its base value is 100.

•	The Index is calculated by measuring price changes against a fixed-based-period quantity weight.

•

The Index is capitalization-weighted. The float-adjusted shares outstanding for each class of stock are used to determine the company’s market capitalization. Float adjustments are determined according to Dow Jones rules. The weighting of each Underlying Stock is capped at 10% of the Index’s total market capitalization at the quarterly updates.

•

The Index is calculated and disseminated every 15 seconds whenever any of its primary exchanges are open. On exchange holidays, the previous day’s closing price for each affected stock is used for index calculation. If a corporate action becomes effective on an exchange holiday, the adjusted closing price for the previous business day is used.

•

The Index is computed using the last-traded prices of its Underlying Stocks during the official trading hours of the Underlying Stocks’ primary exchanges. Index calculation begins when the first official opening Underlying Stock price is received. Until a particular Underlying Stock opens, its adjusted closing price from the previous day is used in Index computation. If trading in an Underlying Stock is halted during a session, its last-traded price is used in all subsequent Index computations until trading resumes. If trading is suspended before the opening, the Underlying Stock’s adjusted closing price from the previous day is used to calculated the Index.

Input Data

1.	Real-time stock prices are provided by Reuters Group PLC. The latest trading price is used for Index calculation.

2.	The number of shares is determined separately for each class of stock. This information is obtained from a variety of data vendors. The data are also sourced from the companies themselves.

3.	Corporate actions are sourced from public news services, regulatory filings and data vendors. The companies themselves are used as an additional source.

4.	Float data are obtained from a variety of sources including data vendors, exchanges, regulators and the companies themselves.

Index values are rounded to two decimal places and divisors are rounded to six decimal places. Any values derived by the Index calculation engine from a corporate action used for the divisor adjustments and Index computations are rounded to six decimal places.

Index Construction

Stocks are selected within each country based on size and liquidity rankings, subject to buffers, and then are aggregated to create the Index. The Index selection universe for the Index comprises a subset of the Dow Jones China Offshore Index including all H shares, U.S.-listed shares and ADRs in the Dow Jones China Offshore Index, and all components of the Dow Jones Brazil, Russia and India DJGI Indexes.

In the China offshore market and in the Brazil, Russia and India markets, eligible securities are screened for liquidity. Any security that had more than 10 non-trading days over the past quarter is excluded, unless the lack of trading is due to a situation that is deemed to be temporary. The remaining companies are then ranked by float-adjusted market capitalization to represent more accurately the investable size of each security. Stocks in the top 95% of the underlying float-adjusted market capitalization are then selected as components of the underlying indexes that form the universe for the Index, skipping stocks that fall in the bottom 1% of the universe by float-adjusted market capitalization and in the bottom 0.01% of the universe by turnover.

Fifteen Underlying Stocks are targeted for each of Brazil, India and China, and five for Russia. Within each country, the selection of the Underlying Stocks includes the following steps:

1.	The largest 30 stocks in each country Index (10 for Russia) are ranked by float-adjusted market capitalization. For companies with more than one common share class in the universe, only the most liquid share class is eligible for the Index.

2.	Those 30 stocks (10 for Russia) are then ranked by average U.S.-Dollar trading volume over the three months prior to the selection date.

3.	A final ranking for each country is calculated by equally weighting the market capitalization and volume ranks.

4.	The 10 top-ranked stocks (3 for Russia) on each country’s selection list are included in the Index.

5.	The remaining 5 Underlying Stocks for each country (2 for Russia) are selected from the remaining stocks ranked between 11-20 (4-7 for Russia).

6.	If the number of Underlying Stocks selected is still below 15 for any country (5 for Russia), then the remaining Underlying Stocks are selected from among the remaining stocks until the number of Underlying Stocks for that country reaches 15 (5 for Russia).

7.	The maximum weight of any Underlying Stock is capped at 10%. If necessary, a cap weighting factor is calculated for the stock and applied on the Index review date. Between reviews, weights of the various Underlying Stocks are free to fluctuate due to changes in market prices. Caps are not adjusted or created to reflect share increases or changes due to price increases between reviews.

Periodic Review

The Index undergoes an annual review process in September, which includes the following steps:

1.	Repeat steps (1) and (2) under “—Index Construction”

2.	A final ranking for each country is calculated by equally weighting the market capitalization and volume ranks.

3.	All current Underlying Stocks ranked in the top 20 (seven for Russia) are retained in the Index, by selecting current Underlying Stocks first and then moving to non-components, subject to the following buffer rules:

(a)	All non-components ranked in the top 10 (three for Russia) are added to the Index.

(b)	If the Underlying Stock count following the buffer additions is less than 15 (five for Russia), companies are added to the country’s segment until the count reaches its target. If the count would be more than 15 (five for Russia), companies are removed, starting with the lowest-ranked stock until the target is reached.

The Underlying Stocks are also reviewed quarterly to coincide with the review of the DJGI. The weighting of each Underlying Stock is capped at 10% of the Index’s total market capitalization at each quarterly update, if necessary.

Changes in the Underlying Stocks as a result of the annual review are announced after the close of trading on the second Friday in September and take effect at the open of trading on the next business day following the third Friday in September. Changes to an Underlying Stock’s shares, free-float factors and 10%-cap factors as a result of the quarterly updates are implemented after the closing values have been established on the third Friday in March, June, September and December, and are effective at the open of the next trading day.

The changes in the Underlying Stocks resulting from the annual review are implemented after the official closing values have been established on the third Friday in September and are effective at the open of the next trading day. Changes to an Underlying Stock’s shares, free-float factors and 10%-cap factors as a result of the quarterly updates are implemented after the closing values have been established on the third Friday in March, June, September and December, and are effective at the open of the next trading day.

Index Maintenance

In addition to the scheduled annual review, the Index is reviewed on an ongoing basis. A change to the Index composition and a related weight adjustment is necessary whenever there is an extraordinary event (e.g. delisting, bankruptcy, merger, takeover, etc.) involving an Underlying Stock. In these cases, each event is accounted for as soon as it is effective. Such changes in the Underlying Stocks are announced, whenever possible, two days prior to their implementation. Divisor adjustments are made using the formulas and procedures set forth by Dow Jones. The current Index divisors are updated daily and are available at the Dow Jones Indexes website.

In the event that an Underlying Stock’s primary-market listing is moved to an ineligible exchange, the company will be removed from the Index.

A selection list is created at the end of each month and upon a listing of any eligible large IPO. The selection list comprises the top 30 companies (10 for Russia) in the DJ China Index and the Brazil, Russia and India country indexes based on float-adjusted market capitalization. The list indicates possible changes in the composition of the Index at the next annual review and is used to determine replacements for stocks that are removed from the Index due to mergers, financial distress or similar extraordinary events.

Any company that is removed from the DJ China Offshore Index or the Brazil, Russia or India DJGI Index that is also an Underlying Stock of the Index is automatically removed from the Index at that time.

If an Underlying Stock is restructured into two or more new companies, the largest new company in terms of market capitalization will be included in the Index immediately after the close of trading on the day of the restructuring becomes effective, provided it otherwise would be eligible for Index membership. If the restructuring involves an Underlying Stock spinning off a portion of its business to form a new company or companies, the parent company, if otherwise eligible for Index membership, generally will be retained in the Index until the next annual review. However, there may be situations where a spinoff, due to its size, may be retained in the Index instead of the legally surviving parent company.

If an Underlying Stock company merges with another company, whether Underlying Stock or non-component, its Index membership will be assumed by the new company immediately after the close of trading on the effective date of the merger, providing the new company also qualifies for the Index. If both companies are current Underlying Stocks, the top-ranked non-component from the most current selection list will fill the vacancy created by the merger.

If an Underlying Stock company is taken over by another Underlying Stock company, the former will be removed from the Index immediately after the close of trading on the day the takeover becomes effective. The replacement will be the highest ranked non-component from the most recent available selection list. If an Underlying Stock company is taken over by a non-component company, the acquiring company will replace its position in the Index, provided the acquiring company meets all eligibility criteria. Otherwise, the highest ranking non-component from the most recent available selection list will be selected as the replacement.

If an Underlying Stock is delisted by its primary market or is in bankruptcy proceedings, it will be removed from the Index immediately. It will be replaced by the highest-ranking non-component from the most recent available selection list.

License Agreement

Dow Jones and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with some securities, including the Notes, and SEK is an authorized sublicensee of MLPF&S.

The license agreement between Dow Jones and MLPF&S provides that the following language must be stated in this term sheet:

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’ only relationship to SEK and MLPF&S is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones BRIC 50 IndexSM, which is determined, composed and calculated by Dow Jones without regard to SEK, MLPF&S or the Notes. Dow Jones has no obligation to take the needs of SEK, MLPF&S or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones BRIC 50 IndexSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES BRIC 50 INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SEK, MLPF&S, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES BRIC 50 INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES BRIC 50 INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LIST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, SEK AND MLPF&S.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-2.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2, dated March 26, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508065190/d424b3.htm

▪	Prospectus and prospectus supplement, dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK.”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The Enhanced Participation category is most characteristic of the Notes offered hereby; however, the classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.

Annex A

Underlying Stocks

The following table lists the stocks comprising the Dow Jones BRIC 50 Index as of March 18, 2008. These stocks are subject to change at any time.

Company	Country	Supersector	Adjusted Weight (%)
Gazprom OAO	Russia	Oil & Gas	10.43%
Reliance Industries Ltd.	India	Basic Materials	8.56%
Petroleo Brasileiro S/A Pref	Brazil	Oil & Gas	8.18%
Companhia Vale de Rio Doce Pref A	Brazil	Basic Materials	6.35%
Lukoil Holdings	Russia	Oil & Gas	5.81%
Norilsk Nickel Mining & Metallurgical Co.	Russia	Basic Materials	4.27%
Banco Bradesco S/A Pref	Brazil	Financials	3.68%
Banco Itau Holding Financeira S.A. Pref	Brazil	Financials	3.03%
China Life Insurance Co. Ltd.	China	Financials	2.82%
Industrial & Commercial Bank of China	China	Financials	2.81%
PetroChina Co. Ltd.	China	Oil & Gas	2.78%
Infosys Technologies Ltd.	India	Technology	2.23%
Unified Energy System of Russia	Russia	Utilities	1.97%
Larsen & Toubro Ltd.	India	Industrials	1.85%
ICICI Bank Ltd.	India	Financials	1.83%
Housing Development Finance Corp. Ltd.	India	Financials	1.82%
Companhia Siderurgica Nacional Ord	Brazil	Basic Materials	1.77%
China Construction Bank Corp.	China	Financials	1.72%
China Petroleum & Chemical Corp.	China	Oil & Gas	1.64%
Companhia de Bebidas das Americas Pref	Brazil	Consumer Goods	1.59%
China Shenhua Energy Co. Ltd.	China	Basic Materials	1.51%
Bank of China Ltd	China	Financials	1.49%
Mobile Telesystems	Russia	Telecommunications	1.48%
Itausa-Investimentos Itau S/A Pref	Brazil	Financials	1.36%
ITC Ltd.	India	Consumer Goods	1.26%
Usinas Siderurgicas de Minas Gerais S/A Pref A	Brazil	Basic Materials	1.25%
Gerdau S/A Pref	Brazil	Basic Materials	1.24%
State Bank of India	India	Financials	1.22%
Reliance Communications Ltd.	India	Telecommunications	1.09%
Ping An Insurance (Group) Co. of China Ltd.	China	Financials	1.06%
China Telecom Corp. Ltd.	China	Telecommunications	1.01%
China Merchants Bank Co. Ltd.	China	Financials	0.88%
Bharat Heavy Electricals Ltd.	India	Industrials	0.86%
Suzlon Energy Ltd.	India	Industrials	0.85%
Tata Steel Ltd.	India	Basic Materials	0.84%
Bank of Communications Co. Ltd.	China	Financials	0.79%
Aluminum Corp. of China Ltd	China	Basic Materials	0.71%
Banco Santander S/A Pref	Brazil	Financials	0.69%
Satyam Computer Services Ltd.	India	Technology	0.67%
Companhia Energetica de Sao Paolo Pref B	Brazil	Utilities	0.67%
Bradespar S/A Pref	Brazil	Financials	0.66%
Unitech Ltd.	India	Industrials	0.56%
Tata Consultancy Services Ltd.	India	Technology	0.53%
Focus Media Holding Ltd. ADS	China	Consumer Services	0.53%
Tata Motors Ltd.	India	Industrials	0.40%
Banco do Brasil S/A Ord	Brazil	Financials	0.39%
Jiangxi Cooper Co. Ltd.	China	Basic Materials	0.31%
Light S/A Ord	Brazil	Utilities	0.27%
Companhia de Gas de Sao Paolo Ord	Brazil	Utilities	0.23%
Trina Solar Ltd. ADS	China	Industrials	0.06%